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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                          O.A.K. Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  67081P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James M. Eardley
                        Mika Meyers Beckett & Jones, PLC
                            900 Monroe Avenue, N.W.
                          Grand Rapids, Michigan 49503
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 26, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 67081P 10 5                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Royal Securities, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO - The reporting person has acquired dispositive authority pursuant to the agreement described in Item 4.
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER    0
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER  0
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    272,696.8 (subject to the terms of the agreement described in Item 4)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER    0


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   272,696.8


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  13.40%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)  BD


--------------------------------------------------------------------------------

ITEM 1.
SECURITY AND ISSUER

Security:  O.A.K. Financial Corporation Common Stock, no par value

Issuer:  O.A.K. Financial Corporation

Address:  2445 - 84th Street, S.W., Byron Center, Michigan 49315

ITEM 2.
IDENTITY AND BACKGROUND

Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D. The undersigned is sometimes hereinafter referred to as the "reporting person."

         (a)      Name:

                      Royal Securities, Inc., a Michigan corporation

         (b)      Principal Business Address:

                      89 Ionia Avenue, Grand Rapids, Michigan 49503

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                      Registered broker-dealer

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                      None

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                      None.


ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting person acquired dispositive power with respect to the shares pursuant to the agreement described in Item 4.

ITEM 4.
PURPOSE OF TRANSACTION

The reporting person has entered into an agreement (attached hereto as Exhibit 99.1) with Willard J. Van Singel, John A. Van Singel, Linda M. Van Singel, Willard J. Van Singel Trust and Van Singel Holdings, of Byron Center, Michigan (the "shareholders"), to broker the sale of the shares beneficially owned by the shareholders on the terms set forth in the agreement. The agreement authorizes the reporting person to sell all, but not less than all, of the shares of the company beneficially owned by the shareholders, for the minimum price set forth therein, for certain stock, or a combination of cash and certain stock, in a transaction that qualifies as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. The shareholders agree in the agreement to vote the shares in favor of such a transaction, if a vote is required. The agreement terminates eight months from its date, or sooner as provided therein. The summary of the agreement contained in this Item 4 is qualified in its entirety by reference to the agreement, which is filed herewith as an exhibit and is incorporated herein by reference.

Except as described above, the reporting person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

(a)      Aggregate Number and Percentage of Class Beneficially Owned:

                  272,696.75 - 13.40%

(b)      Sole Voting Power:

                  None

         Shared Voting Power:

                  None

         Sole Dispositive Power:

                  272,696.75 - 13.40% (footnote 1)

         Shared Dispositive Power:

                  None

(c) The reporting person has not effected any transactions in the Issuer's securities for its own account during the past 60 days other than the purchase and sale of 270 shares of Issuer's securities for its own account.

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Aside from the agreement described in Item 4 above, and ordinary course brokerage activity for customers trading in Issuer stock from time to time, the reporting person has no other relationship with the Issuer, any shareholders of the Issuer, or with respect to the securities of the Issuer.

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS

The Agreement dated July 26, 2005, between the reporting persons and Royal Securities Co. is filed as Exhibit 99.1 to this amendment.

----------

(1) The shares subject to the agreement are owned as follows:

         John A. Van Singel owns 8,827.75 shares individually and 1,360 shares as custodian of an UGMA for the benefit of his son, Daniel. John A. Van Singel owns 6,850 shares jointly with his wife, Linda M. Van Singel.

         Willard J. Van Singel owns 3,600 shares jointly with his daughter Mary
A. Niewiek (who is not employed outside the home and resides at 24 Matt St., S.W., Grand Rapids, Michigan). Willard J. Van Singel is the sole trustee of the Willard J. Van Singel Trust, which owns 198,051 shares.

         Van Singel Holdings, LLC, a Michigan limited liability company, owns 54,008 shares.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 4, 2005

ROYAL SECURITIES, INC.


By: /s/ Richard Mellema
   ------------------------------------------------------
         Richard Mellema, General Manager


By: /s/  Gregory E. V. Dodgson
   ------------------------------------------------------
         Gregory E. V. Dodgson, Authorized Representative



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002


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